# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# RENN RESTAURANT GROUP, LLC
## Balance Sheet - unaudited
## For the period ended 6/30/21

|  | Current Period |
|---|---|
|  | **30-Jun-21** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | - |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ - |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | - |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | - |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - |
| | | |
| Balance Sheet Check | | - |

1

I, _Corrinna Stum_____ , certify that:

1. The financial statements of RENN RESTAURANT GROUP included in this Form are true and complete in all material respects; and
2. The tax return information of RENN RESTAURANT GROUP has not been included in this Form as RENN RESTAURANT GROUP was formed on 02/02/2021 and has not filed a tax return to date.

Signature ___DocuSigned by:___
_Corrinna Stum_
865E0B6EE0AE427...

Name: _Corrinna Stum_____

Title: _Owner_____